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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING


                                                    SEC File Number 1-11416
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(Check One):
[X] Form 10-K   [ ] Form 20-F   [ ] Form 11-K   [X] Form 10-Q   [ ] Form N-SAR

    For Period Ended:     December 31, 1998
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[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR

    For the Transition Period Ended:
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    Nothing        in this form shall be construed to imply that the Commission has verified any information contained herein.
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If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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                        PART I -- REGISTRANT INFORMATION

                        CONSUMER PORTFOLIO SERVICES, INC.
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Full Name of Registrant

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Former Name if Applicable

                            16355 LAGUNA CANYON ROAD
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Address of Principal Executive Office (Street and Number)

                                IRVINE, CA 92618
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City, State and Zip Code

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                        PART II--RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expenseand the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

         [X]              (a)     The reasons described in reasonable detail
                                  in Part III of this form could not be
                                  eliminated without unreasonable effort or expense;

         [X]              (b)     The subject annual report, semi-annual
                                  report, transition report on Form 10-K, Form
                                  20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

         [ ]              (c)     The accountant's statement or other exhibit
                                  required by Rule 12b-25(c) has been attached if applicable.

                                    PART III

State below in reasonable detail the reasons why the Form 10-K, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. (ATTACH EXTRA SHEETS IF NEEDED)

The report on Form 10-K of Consumer Portfolio Services, Inc. (the "Company"), which report includes the Company's financial statements for the year ended December 31, 1998, could not be filed within the prescribed time period due to unforeseen delays arising in its preparation. Such delays are attributable, in part, to the demands on the Company's staff arising out of its efforts to complete a securitization transaction in March 1999. As previously reported, the Company makes a practice of selling, in securitization transactions, substantially all of the automotive receivables that it purchases. Throughout the several weeks preceding the date of this notice, the Company has been involved in the negotiation of terms of, and preparation of documents for, such a transaction. No such transaction was completed in March, and, although the Company continues to seek to complete such a transaction, there can be no assurance to that effect. The Company's executive, accounting and legal staff involved in the negotiation of terms of such a transaction, the preparation of documents and the analysis of the legal and accounting implications of the proposed terms of such transaction are the same staff responsible for preparing and filing the report on Form 10-K. The Company has therefore been unable to prepare and place into final form its annual report on Form 10-K for the year ended December 31, 1998, within the prescribed time period and without unreasonable effort or expense.

The Company undertakes to file such report on Form 10-K for the fiscal year ended December 31, 1998, with the Commission not later than 15 days after the required filing date.

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PART IV--OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

     Jeffrey P. Fritz                        (949)            753-6800
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     (Name)                                (Area Code)      (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
                                                   [X] Yes [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                   [X] Yes [ ] No

    If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company does expect that a significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report. The Company expects to report as follows with respect to its results of operations for the year ended December 31, 1998:

For the year ended December 31, 1998, total revenues increased 68% to $126.3 million, compared with $75.3 million in the prior year. Net earnings increased 39% to $25.7 million, or $1.50 per share, on 17.5 million diluted shares, compared with $18.5 million, or $1.17 per share, on 16.1 million diluted shares in the prior year.

For the year ended December 31, 1998, purchases of contracts from automobile dealers increased 71% to $1,078.3 million, compared with $632.1 million for the prior year. Contracts sold during the year in the form of asset-backed securities increased 65% to $948.3 million, compared with $573.3 million for the prior year. The aggregate outstanding balance of contracts serviced by the Company at December 31, 1998, increased by 70% to $1,538.9 million, compared with $902.7 million at December 31, 1997.

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                        CONSUMER PORTFOLIO SERVICES, INC.
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                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: April 1, 1999                        By:    /s/ JEFFREY P. FRITZ
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                                           Name:  Jeffrey P. Fritz
                                           Title: Chief Financial Officer

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INSTRUCTION: The form may be signed by an executive officer of the registrantor by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                   ATTENTION
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           Intentional misstatements or omissions of fact constitute
                Federal Criminal Violations (See 18 U.S.C. 1001)
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                              GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 (17 CFR 240 12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5. Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T.